Suite 906 - 1112 West Pender Street Vancouver, BC Canada V6E 2S1 Tel: 604/681-8600 Fax: 604/681-8799 e-mail "firstpoint@firstpointminerals.com" TSX Venture Exchange:FPX

January 23, 2006

First Point Minerals Arranges $1,600,000 Private Placement Offering

Peter M. D. Bradshaw, P. Eng, President and Chief Executive Officer of First Point Minerals Corp. (TSXV: FPX) is pleased to announce that,subject to regulatory acceptance, First Point has arranged a non-brokered private placement consisting of up to 11,619,286 units (“Units”) at a price of $0.14 per Unit, for gross proceeds to the Company’s treasury of up to $1,626,700.  Each Unit is comprised of one common share (a “Share”) and one non-transferable share purchase warrant (a “Warrant”) of the Company. Each Warrant will entitle its holder to acquire one additional common share (a “Warrant Share”) at an exercise price of $0.20 for a period of 12 months from closing.

In accordance with securities legislation currently in effect, the Shares, the Warrants and the Warrant Shares will be subject to a “hold” period of four months plus one day from closing.

The funds from the private placement will be used, in part, to continue exploration of First Point’s Rio Luna gold property in Nicaragua and for working capital.  The proceeds from the exercise of the Warrants, if any, will provide general working capital.

First Point Minerals Corp. is a Canadian precious and base metal exploration and development company focused on the Americas.  For more information, please view: www.firstpointminerals.com or phone Peter M.D. Bradshaw, President and CEO, at (604) 681-8600.

FIRST POINT MINERALS CORP.

“Peter M.D. Bradshaw”

Peter M.D. Bradshaw, President

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.